UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Oi S.A.
(Name of Issuer)
Common Shares, without par value
(Title of Class of Securities)
670851500
(CUSIP Number)
PointState Capital LP
40 West 57th Street, 25th Floor
New York, NY 10019
(212) 830-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 30, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240. 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	The CUSIP number is for the American Depositary Shares relating to the Common Shares. No CUSIP number exists for the underlying Common Shares, since such shares are not traded in the United States.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of section 18 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

Preliminary Statement: This Amendment No. 3 amends the statement on Schedule 13D filed by PointState Capital LP and Zachary J. Schreiber on July 18, 2016, as previously amended by: (i) Amendment No. 1 thereto filed by PointState Capital LP, Zachary J. Schreiber and SteelMill Master Fund LP on July 20, 2016; and (ii) Amendment No. 2 thereto filed by PointState Capital LP, Zachary J. Schreiber and SteelMill Master Fund LP on August 17, 2016. This Amendment No. 3 is filed for the purpose of reporting certain transactions disclosed herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in Amendment No. 1 to this Schedule 13D. The original Schedule 13D, as previously amended, remains in full force and effect, except as specifically further amended by this Amendment No. 3.

CUSIP No. 670851500	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PointState Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,797,846
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,797,846
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,797,846
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 670851500	SCHEDULE 13D	Page 3 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Zachary J. Schreiber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,797,846
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,797,846
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,797,846
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 670851500	SCHEDULE 13D	Page 4 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SteelMill Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,076,015
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,076,015
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,076,015
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 670851500	SCHEDULE 13D	Page 5 of 7

Item 1.          Security and Issuer.
This amended statement on Schedule 13D relates to the common shares without par value (the “Common Shares”), of Oi S.A. (the “Issuer”), a corporation organized and existing under the laws of the Federative Republic of Brazil. The principal executive office of the Issuer is located at Rua General Polidoro, No. 99, 5th floor/part – Botafogo 22280-001, Rio de Janeiro, RJ, Federative Republic of Brazil.   This amendment is being filed to report the disposition of more than one percent of the outstanding Common Shares, no par value, of the Issuer.
Item 4.          Purpose of Transaction.
The securities reported in this Schedule 13D were acquired by the Reporting Persons for investment purposes. The Reporting Persons continue to monitor activities of the Issuer, including, but not limited to, the Issuer's ongoing restructuring efforts, with the intent of taking any and all actions that the Reporting Persons may deem necessary or appropriate to protect and/or maximize the value of their respective investments. Such actions have included and may continue to include, but are not limited to, entering into discussions with the Issuer, management and/or the Board of Directors and their respective advisers.  Such discussions could result in transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may consult with other holders of the Issuer’s securities.
The Reporting Persons reserve the right to sell additional Common Shares and American Depository Shares or to acquire, or cause to be acquired, additional securities of the Issuer or derivatives or other instruments related thereto, to dispose of, or cause to be disposed of, such securities, derivatives or other instruments related thereto at any time and to formulate other purposes, plans or proposals regarding the Issuer or any of its securities.
Except as otherwise set forth in this Schedule 13D, the Reporting Persons do not have any plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 670851500	SCHEDULE 13D	Page 6 of 7

Item 5.          Interest in Securities of the Issuer.
(a)
The Common Shares reported herein are held through ownership by the Funds of an aggregate of 36,797,846 Common Shares, which includes 5,215,203 American Depositary Shares held by SteelMill Master Fund LP (“SteelMill”) (each of which represents 5 Common Shares). As of the date of this filing: (i) PointState Capital LP (“PointState”) and Mr. Schreiber may be deemed to beneficially own 36,797,846 Common Shares, constituting approximately 7.1% of the Common Shares; and (ii) SteelMill may be deemed to beneficially own 26,076,015 Common Shares, constituting approximately 5.0% of the Common Shares; each based upon 519,748,525 Common Shares outstanding as of December 31, 2016, as reflected in the Form 6-K filed by the Issuer on March 23, 2017.

(b)	Shared voting and dispositive powers of the Reporting Persons:
(i) PointState and Mr. Schreiber have shared voting and dispositive powers over the 36,797,846 Common Shares reported herein; and
(ii) SteelMill has shared voting and dispositive powers over 26,076,015 Common Shares out of the 36,797,846 Common Shares reported herein.
(c)
Information concerning transactions in the securities of the Issuer during the past sixty days effected by or on behalf of the Reporting Persons is set forth in Schedule I hereto and is incorporated herein by reference.

(d)	No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale, of the securities being reported herein.
(e)	Not applicable.

CUSIP No. 670851500	SCHEDULE 13D	Page 7 of 7

 SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
DATED: April 3, 2017
ZACHARY J. SCHREIBER, individually; as managing member of PointState GP, as general partner of PointState; as managing member of PointState Holdings LLC, as general partner of SteelMill.

By:	/s/ Zachary J. Schreiber
Name:	Zachary J. Schreiber

SCHEDULE I
TRANSACTIONS IN THE PAST SIXTY DAYS BY THE FUNDS

The American Depositary Share transactions described below were effected for cash in the open markets.

			Number of	Price per
Date	Purchase / Sale	Security Type	Shares	Share
03/30/2017	Sale	Common Shares	320,700	BRL	4.3321
03/31/2017	Sale	American Depositary Shares*	125,253		$6.5464
03/31/2017	Sale	Common Shares	268,400	BRL	4.1476
04/03/2017	Sale	Common Shares	250,000	BRL	4.1035

* Each American Depositary Share is the equivalent of 5 Common Shares.